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Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 28, 2008
Relating to Preliminary Prospectus dated February 14, 2008
Registration No. 333-149228

The following information supplements and updates the information contained in the preliminary prospectus dated February 14, 2008:

Common stock offered by the selling stockholders	2,086,957 shares (excluding up to 313,043 additional shares if the underwriters exercise in full their option to purchase additional shares)
Public offering price	$25.50 per share
Shares eligible for future sale
As a result of the 180-day lock-up agreements between the underwriters for our IPO and our security holders, the 90-day lock-up agreement between the underwriters for this offering and our officers, directors and the selling stockholders and the provisions of Rule 144 and Rule 701: no shares of common stock will be eligible for immediate sale upon the completion of this offering (other than shares sold in our IPO and 2,086,957 shares being sold by the selling stockholders); 1,158,531 shares will be eligible for sale under Rule 144 or Rule 701 upon the expiration of the various lock-up agreements without regard to volume limitations, manner of sale requirements and other restrictions, unless extended for up to a specified number of additional days as required under the lock-up agreements; and 7,618,657 shares will be eligible for sale under Rule 144 upon the expiration of the various lock-up agreements, subject to volume limitations, manner of sale requirements and other restrictions, unless extended for up to a specified number of additional days as required under the lock-up agreements.

In addition, 946,511 shares will be eligible for sale, upon the exercise of vested options and warrants (based on the number of options and warrants outstanding as of January 31, 2008 and after giving effect to the exercise of options and warrants by the selling stockholders in connection with this offering), upon the expiration of the lock-up agreements, unless extended for up to a specified number of additional days as required under the lock-up agreements, and in the case of affiliates subject to volume limitations, manner of sale requirements and other restrictions.
Principal and selling stockholders	See attached Annex 1.

Genoptix, Inc. has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Genoptix, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Genoptix, Inc., any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling 1-888-603-5847. You may also access the preliminary prospectus by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1138412/000104746908001297/a2182610zs-1.htm

ANNEX 1

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our capital stock by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each of the selling stockholders, including certain members of our management.

        The percentage ownership information shown in the table is based upon 16,100,860 shares of common stock outstanding as of January 31, 2008.

        Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 31, 2008, which is 60 days after January 31, 2008. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested. This repurchase right permits us to repurchase any unvested shares from the applicable executive officer or director at the exercise price paid by such executive officer or director for the repurchased shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the selling stockholders have represented to us that they are not, nor are they affiliated with, a registered broker-dealer.

        In addition, except as otherwise noted below, the address for each person or entity listed in the table is c/o Genoptix, Inc., 2110 Rutherford Road, Carlsbad, CA 92008.

				Percentage of shares beneficially owned
	Number of shares beneficially owned before offering		Number of shares beneficially owned after the offering
		Number of shares to be sold in the offering(1)
Name and address of beneficial owner				Before offering	After offering
5% or greater stockholders
Enterprise Partners V, L.P.(2). 2223 Avenida de la Playa, Suite 300 La Jolla, California 92037	3,187,136	632,879	2,554,257	19.8%	15.9%
Chicago Growth Partners, LP(3) 303 West Madison Street, Suite 2500 Chicago, Illinois 60606	1,205,288	206,301	998,987	7.5%	6.2%
William Blair Capital Partners VII QP, L.P. and its affiliates(4) 303 West Madison Street, Suite 2500 Chicago, Illinois 60606	1,205,287	206,301	998,986	7.5%	6.2%

Alliance Technology Ventures III, L.P. and its affiliate(5) 2400 Lakeview Parkway, Suite 675 Alpharetta, Georgia 30004	2,319,627	397,034	1,922,593	14.4%	11.9%
Tullis-Dickerson Capital Focus II, L.P. and its affiliates(6) Two Greenwich Plaza, Fourth Floor Greenwich, Connecticut 06830	1,055,920	206,419	849,501	6.6%	5.3%
Directors and executive officers
Andrew E. Senyei, M.D.(2)	3,187,136	632,879	2,554,257	19.8%	15.9%
Arda M. Minocherhomjee, Ph.D.(3)(4)	2,410,575	412,602	1,997,973	15.0%	12.4%
Michael Henos(5)	2,319,627	397,034	1,922,593	14.4%	11.9%
Timothy M. Buono(6)	1,055,920	206,419	849,501	6.6%	5.3%
Tina Nova Bennett, Ph.D.(7)	591,057	118,212	472,845	3.5%	2.8%
Samuel D. Riccitelli(8)	263,016	52,604	210,412	1.6%	1.3%
Douglas A. Schuling(9)	203,759	40,752	163,007	1.2%	*
Thomas A. Waltz, M.D.(10)	58,905	3,995	54,910	*	*
Robert E. Curry, Ph.D.(11)	35,562	—	35,562	*	*
Stephen L. Spotts(12)	35,563	—	35,563	*	*
Christian V. Kuhlen, M.D., Esq.	—	—	—	*	*
All executive officers and directors as a group (11 persons)(13)	10,161,120	1,864,497	8,296,623	58.9%	48.1%
Other selling stockholders
Excelsior Venture Partners III, LLC(14) 225 High Ridge Road, West Building Stamford, Connecticut 06905	714,870	122,359	592,511	4.4%	3.7%
Lotus BioScience Investment Holdings Limited(15) 10th Floor, Central Building 3 Pedder Street, Central, Hong Kong	231,369	80,000	151,369	1.4%	*
Greene Family Trust(16) 6336 Calle Del Alcazar P.O. Box 8984 Rancho Santa Fe, California 92067	23,229	4,646	18,583	*	*
Pete Hronis(17) 10417 Hronis Avenue Delano, California 93215	14,498	2,482	12,016	*	*
Comerica Incorporated(18) 500 Woodward Avenue, 32nd Floor, MC 3379 Detroit, Michigan 48226	75,794	12,973	62,821	*	*

*
Represents beneficial ownership of less than 1%.

(1)
If the underwriters exercise their option to purchase additional shares in full, the following stockholders will sell a total of 313,043 additional shares in the offering as follows: Enterprise Partners V, L.P., 104,291; Chicago Growth Partners, LP, 34,660; William Blair Capital Partners VII QP, L.P., 33,374; William Blair Capital Partners VII, L.P., 1,286; Alliance Technology Ventures III, L.P., 65,591; ATV III Affiliates, L.P., 1,114; Tullis-Dickerson Capital Focus II, L.P., 9,189; TD Lighthouse Capital Fund, L.P., 14,209; TD Javelin Capital Fund II, L.P., 11,282; Thomas A. Waltz, M.D. (through Thomas and Nell Waltz Family L.P.), 671; Excelsior Venture Partners III, LLC, 20,557; Lotus BioScience Investment Holdings Limited, 13,441; Greene Family Trust, 781; Pete Hronis, 417; and Comerica Incorporated, 2,180.

(2)
Andrew E. Senyei, M.D., Carl J. Eibl and Robert W. Conn are managing directors of Enterprise Management Partners V, L.L.C., the general partner of Enterprise Partners V, L.P. Dr. Senyei has voting and investment power with respect to the shares held by Enterprise Partners V, L.P. Dr. Senyei disclaims beneficial ownership over the shares held by

  Enterprise Partners V, L.P., except to the extent of his pecuniary interest therein. The shares to be sold in the offering by the selling stockholder were acquired in August 2001 at a price per share of $6.32.

(3)
Chicago Growth Management, LLC is the general partner of Chicago Growth Management, L.P., the general partner of Chicago Growth Partners, LP. Arda M. Minocherhomjee, Ph.D., Robert D. Blank, David G. Chandler, Robert P. Healy and Timothy M. Murray are managing directors of Chicago Growth Management, LLC and have voting and investment power with respect to these shares. Dr. Minocherhomjee and Messrs. Blank, Chandler, Healy and Murray disclaim beneficial ownership over the shares held by Chicago Growth Partners, L.P., except to the extent of their pecuniary interest therein. The shares to be sold in the offering by the selling stockholder were acquired in August 2005 at a price per share of $3.01.

(4)
Includes 1,160,560 shares of common stock held by William Blair Capital Partners VII QP, L.P., of which 198,645 are to be sold in the offering, and 44,727 shares of common stock held by William Blair Capital Partners VII, L.P., of which 7,656 are to be sold in the offering. William Blair Capital Management VII, LLC is the general partner of William Blair Capital Management VII, L.P., the general partner of William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. Arda M. Minocherhomjee, Ph.D., Robert D. Blank, Timothy Burke, David G. Chandler, John Ettelson, Robert P. Healy and Timothy M. Murray are managing directors of William Blair Capital Management VII, LLC and have voting and investment power with respect to these shares. Dr. Minocherhomjee and Messrs. Blank, Burke, Chandler, Ettelson, Healy and Murray disclaim beneficial ownership over the shares held by William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P., except to the extent of their pecuniary interest therein. In addition, William Blair Capital Partners VII QP, L.P. disclaims beneficial ownership over the shares held by William Blair Capital Partners VII, L.P., and vice versa. William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. are affiliates of a registered broker-dealer. William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. have represented to us that the shares held by them were purchased in the ordinary course of business and that at the time of purchase of the shares held by them, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares held by them. The shares to be sold in the offering by the selling stockholders were acquired in August 2005 at a price per share of $3.01.

(5)
Includes 2,280,891 shares of common stock held by Alliance Technology Ventures III, L.P., of which 390,404 are to be sold in the offering, and 38,736 shares of common stock held by ATV III Affiliates, L.P., of which 6,630 are to be sold in the offering. Michael Henos, Michael Slawson and J. Connor Seabrook are managers of ATV III Partners, LLC, the general partner of Alliance Technology Ventures III, L.P. and ATV III Affiliates, L.P. and have shared voting and investment power with respect to the shares held by Alliance Technology Ventures III, L.P. and ATV III Affiliates, L.P. Messrs. Henos, Slawson and Seabrook disclaim beneficial ownership over the shares held by Alliance Technology Ventures III, L.P. and ATV III Affiliates, L.P., except to the extent of their pecuniary interest therein. The shares to be sold in the offering by the selling stockholders were acquired by both of them in August 2001 at a price per share of $6.32.

(6)
Includes 343,504 shares of common stock held by TD Javelin Capital Fund II, L.P., of which 67,151 are to be sold in the offering, 432,629 shares of common stock held by TD Lighthouse Capital Fund, L.P., of which 84,573 are to be sold in the offering, and 279,787 shares of common stock held by Tullis-Dickerson Capital Focus II, L.P., of which 54,695 are to be sold in the offering. TD Javelin Capital Fund II, L.P. and TD Lighthouse Capital Fund, L.P. are managed by TD II Regional Partners, Inc. Tullis-Dickerson Capital Focus II, L.P. is managed by Tullis-Dickerson Partners II, L.L.C. Timothy M. Buono, Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson and Lyle A. Hohnke share the voting and/or dispositive power over all such shares. Mr. Buono disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. The shares to be sold in the offering by the selling stockholders were acquired by the three of them in August 2001 at a price per share of $6.32.

(7)
Includes 670 shares held by Dr. Nova Bennett and 590,387 shares that Dr. Nova Bennett has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 124,128 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule. A portion of the shares to be sold in the offering by the selling stockholder were acquired in March 2002 at a price per share of $14.25. The remainder of the shares to be sold in the offering by the selling stockholder are being acquired in connection with the offering upon the exercise of outstanding options at a weighted average exercise price per share of approximately $0.57.

(8)
Represents 263,016 shares that Mr. Riccitelli has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 54,791 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule. The shares to be sold in the offering by the selling stockholder are being acquired in connection with the offering upon the exercise of outstanding options at a weighted average exercise price per share of approximately $0.55.

(9)
Includes 42 shares held by Mr. Schuling and 203,717 shares that Mr. Schuling has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 40,548 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule. A portion of the shares to be sold in the offering by the selling stockholder were acquired in April 1999 at a price per share of $237.50. The remainder of the shares to be sold in the offering by the selling stockholder are being acquired in connection with the offering upon the exercise of outstanding options at a weighted average exercise price per share of approximately $0.60.

(10)
Includes 23,343 shares held by Thomas and Nell Waltz Family L.P., of which 3,995 are to be sold in the offering, and 35,562 shares that Dr. Waltz has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 4,945 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule. The shares to be sold in the offering by Thomas & Nell Waltz Family L.P., the selling stockholder, were acquired in October 2001 at a price per share of $6.32.

(11)
Represents 35,562 shares that Dr. Curry has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 4,945 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule.

(12)
Represents 35,563 shares that Mr. Spotts has the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 9,895 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the vesting schedule.

(13)
Includes 8,997,313 shares held by all executive officers and directors as a group and 1,163,807 shares that all executive officers and directors as a group have the right to acquire from us within 60 days after January 31, 2008 pursuant to the exercise of stock options, 239,252 of which would be initially unvested and subject to a right of repurchase by us as of March 31, 2008 that would lapse over the applicable vesting schedules.

(14)
UST Advisers, Inc. serves as the investment advisor to Excelsior Venture Partners III, LLC and is a direct, wholly owned subsidiary of United States Trust Company, N.A. United States Trust Company, N.A. was acquired by Bank of America Corporation on July 1, 2007. Bank of America Corporation is also the parent entity of one of our underwriters, Banc of America Securities LLC. Excelsior Venture Partners III, LLC is an investment company registered under the Investment Company Act of 1940, as amended. UST Advisors, Inc. is an affiliate of a registered broker-dealer. Excelsior Venture Partners III, LLC has represented to us that the shares held by it were purchased in the ordinary course of business and that at the time of purchase of the shares held by it, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares held by it. The shares to be sold in the offering by the selling stockholder were acquired in December 2001 and December 2001 at a price per share of $126.35 and $6.32, respectively.

(15)
A six member board of directors has voting and investment power with respect to the shares held by Lotus BioScience Investment Holdings Limited and therefore no single member of the board has voting or investment authority. The shares to be sold in the offering by the selling stockholder were acquired in November 2001 and May 2003 at a price per share of $6.32 and $4.24, respectively.

(16)
Howard Greene, Jr. and Arline Greene have voting and investment power with respect to the shares held by Greene Family Trust. The shares to be sold in the offering by the selling stockholder were acquired in May 2005 at a price per share of $3.01.

(17)
The shares to be sold in the offering by the selling stockholder were acquired in December 2003 and August 2004 at a price per share of $4.24 and $4.24, respectively.

(18)
The shares to be sold in the offering by the selling stockholder are being acquired in connection with the offering upon the exercise of an outstanding warrant at an exercise price per share of $3.02. Comerica Incorporated is a publicly held entity. We are party to a loan agreement with Comerica Bank, an affiliate of Comerica Incorporated, as described in note 3 to our consolidated financial statements included in the preliminary prospectus dated February 14, 2008. Comerica Bank may also in the future provide lending and ancillary banking services to us from time to time for which it may in the future receive customary fees and expenses. Comerica Incorporated is an affiliate of a registered broker-dealer. Comerica Incorporated has represented to us that the warrant overlying its shares was acquired by it in the ordinary course of business and that at the time of its acquisition of such warrant, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the warrant, or the shares underlying the warrant, held by it.

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ANNEX 1
PRINCIPAL AND SELLING STOCKHOLDERS